Exhibit D (xxvi)

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to Subadvisory Agreement is made as of November 18, 2006, by and between AIG SunAmerica Asset Management Corp. (the “Adviser”), a Delaware corporation, and Thornburg Investment Management, Inc. a Delaware corporation (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated as of April 16, 2002 (the “Agreement”) under which the Subadviser furnishes investment advisory services to certain series of the SunAmerica Focused Series, Inc., a Maryland corporation (the “Corporation”); and

WHEREAS, the Adviser and Subadviser desire to amend the Agreement to reflect the addition of a new series, the Focused Multi-Cap Growth Portfolio, to Schedule A and to reflect the term of the Agreement with respect to such services; and

WHEREAS, this Amendment to Subadvisory Agreement has been approved by the Board of Directors of the Corporation and is not required to be approved by the shareholders of the Focused Multi-Cap Growth Portfolio;

NOW, THEREFORE, it is agreed between the parties as follows:

1.	Schedule A of the Agreement shall replaced with the Schedule attached hereto.

2.	Term of the Agreement. The Agreement shall continue in full force and effect with respect to the Focused Multi-Cap Growth Portfolio until August 31, 2008, in accordance with the terms set forth in paragraph 11 of the Agreement.

3.	The Subadvisory Agreement, as expressly amended hereto, shall continue in full force and effect.

MANAGEMENT CORP. AIG SUNAMERICA ASSET	THORNBURG INVESTMENT MANAGEMENT, INC.

By:	By:
Name: Peter A. Harbeck Title: President and CEO	Name: Title:

SCHEDULE A

Portfolio	Fee Rate (as a percentage of average daily net assets)

Focused Growth and Income Portfolio

Focused Multi-Cap Growth Portfolio